SECURITIES AND EXCHANGE COMMISSION,
                             WASHINGTON, D.C. 20549

                                   ----------

                                 SCHEDULE TO-T/A

                                 (Rule 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 2)*

                            Block Drug Company, Inc.
--------------------------------------------------------------------------------
                       (Name of Subject Company (Issuer))

                              SB Acquisition Corp.
                                       and
                             SmithKline Beecham plc
--------------------------------------------------------------------------------
                       (Name of Filing Persons (Offerors))
--------------------------------------------------------------------------------

                 Class A Common Stock, Par Value $.10 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    093644102
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                 James R. Beery
                             SmithKline Beecham plc
                              One New Horizon Court
                          Brentford, Middlesex TW8 9BP
                                     England
                              (011 44) 208-979-2000

                                   Copies to:

                             James F. Munsell, Esq.
                       Cleary, Gottlieb, Steen & Hamilton
                                One Liberty Plaza
                            New York, New York 10006
                                 (212) 225-2000
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)




                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------

            Transaction
            Valuation*  770,703,846        Amount of Filing Fee** 154,141
--------------------------------------------------------------------------------

     *For purposes of calculating the filing fee pursuant to Rule 0-11(d), the Transaction Value was calculated on the basis of (i) 14,541,582 shares of Class A common stock, par value $.10 per share and (ii) the tender offer price of $53.00 per share. The Transaction Value does not include the value of the transaction with respect to the offer to purchase all outstanding shares of Class B common stock, par value $.10 per share, of Block Drug Company, Inc., which shares are not registered under the Securities Exchange Act of 1934, as amended.

     **This amount has previously been paid.


[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount Previously Paid:  N/A                     Filing Party:  N/A
Form or Registration No.:  N/A                   Date Filed:  N/A

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]  third-party tender offer subject to Rule 14d-1.

[ ]  issuer tender offer subject to Rule 13e-4.

[ ]  going-private transaction subject to Rule 13e-3.

[ ]  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]

         This Amendment No. 2 (this "Amendment") amends and supplements the joint Tender Offer Statement on Schedule TO (as amended and supplemented, the "Schedule TO") filed with the Securities and Exchange Commission on October 19, 2000, as previously amended by Amendment No. 1 on November 3, 2000, by SB Acquisition Corp. ("Purchaser"), a New Jersey corporation and a wholly-owned subsidiary of SmithKline Beecham plc, a public limited company organized under the laws of England and Wales ("Parent"), to purchase all the outstanding shares of Class A common stock, par value $.10 per share (the "Shares"), of Block Drug Company, Inc., a New Jersey corporation (the "Company"), which are not owned by Parent or its affiliates, at a purchase price of $53.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of October 19, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase and the Schedule TO.

      Items 1, 4 and 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding the following:

                  "The initial offer period of the Offer, which was scheduled to expire at 12:00 midnight, New York City time on December 13, 2000, has been extended to 5:00 pm, New York City time, on January 12, 2001. The extension is required because all of the conditions to the offer have not been satisfied or waived, including, among other things, obtaining European Commission antitrust approval. SB anticipates that all conditions to the offer, including obtaining this regulatory approval, will be satisfied on or prior to the new expiration date.


                  On December 14, 2000, the Offeror issued a press release announcing the extension of the initial offer period and set forth the number of Shares that have been tendered pursuant to the Offer and not withdrawn as of 9:00 a.m., New York City time, on December 14, 2000. A copy of the press release issued by the Offeror on December 14, 2000, is filed herewith as Exhibit (a)(1)(I) and is incorporated by reference herein."

         ITEM 12. EXHIBITS

                   Item 12 of the Schedule TO is hereby amended and supplemented by adding thereto the following exhibit:

         "(a)(1)(I)    Press Release issued by Parent on December 14, 2000."

                                   SIGNATURES

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 14, 2000


                                                SmithKline Beecham plc


                                                By: /s/ James R. Ford
                                                    --------------------------
                                                    Name: James R. Ford
                                                    Title: Attorney-in-Fact


                                                SB Acquisition Corp.


                                                By: /s/ Donald F. Parman
                                                    --------------------------
                                                    Name: Donald F. Parman
                                                    Title: Assistant Secretary





                                  EXHIBIT INDEX


(a) (1) (9)       Press Release issued by Parent on December 14, 2000